June 6, 2024

VIA EDGAR

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:

Ms. Suzanne Hayes

Mr. Jason Drory

RE:	New Ruipeng Pet Group Inc.

Request to Withdraw Registration Statement on Form F-1 (File No. 333-269357)

Dear Ms. Hayes and Mr. Drory:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), New Ruipeng Pet Group Inc. (the “Company”) hereby requests that the above-referenced registration statements on Form F-1 originally filed on January 23, 2023, including all exhibits filed therewith and the amendment thereto (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the registration of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement has not been declared effective and no Company securities have been issued, offered or sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on the grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

New Ruipeng Pet Group Inc.

By:	/s/ Yonghe Peng
Name: Yonghe Peng
Title: Authorized Person

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP